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March 1, 2007
Michael Fay
Accounting Branch Chief
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Standard Aero Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Form 10-Q for the Fiscal Quarter Ended September 30, 2006 File Number: 333-124394
Dear Mr. Fay:
          On behalf of our client, Standard Aero Holdings, Inc. (the “Company”), and pursuant to our conference call on February 28, 2007 with you and Doug Jones, representatives of the Company and its auditors, PricewaterhouseCoopers LLP, we are writing to confirm our understanding of the actions the Company intends to take in order to resolve the Staff’s comments in its letter dated February 7, 2007 relating to the Company’s Form 10-K for the year ended December 31, 2005 and Form 10-Q for the period ended September 30, 2006.
          Based on the Staff’s comments, the Company will change its revenue recognition policy under paragraphs 3 and 4 of FASB Technical Bulletin No. 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (“FTB 90-1”) to the application of Staff Accounting Bulletin No. 104 (“SAB 104”) on a prospective basis beginning with its quarterly report on Form 10-Q for the first quarter of 2007.1 It is our understanding that this change will resolve the five comments in the Staff’s letter dated February 7, 2007.
          To facilitate the change in accounting policy to an SAB 104 model, the Company proposes to take the positions described below with respect to the following questions discussed with the Staff on February 28, 2007:

[1]	The Company’s 2006 Form 10-K which it proposes to file on March 9, 2007 would continue to follow its current application of FTB 90-1 and would contain disclosure of the change in compliance with SAB 74.

March 1, 2007

1.	Under certain of the Company’s “pay-by-the-hour” (or “PBH”) contracts, revenue is collected based on the number of hours/cycles customers’ engines are flown and not in a lump sum payment at the beginning of the contract. As a result, there may be instances where the revenues allocated to the services performed under these contracts under SAB 104 exceeds amounts actually invoiced to the customer, which will result in the Company’s recording of unbilled accounts receivable. Because the terms of the Company’s contracts generally provide for specific hours and rates, the Company believes that the contract revenues for those contracts are fixed and determinable as that term is used in SAB 104. In the instances where contract revenues are not fixed and determinable, the Company would defer recognizing revenue until such time as the revenues are fixed and determinable as that term is used in SAB 104.

2.	Previously under Paragraph 5 of FTB 90-1, the Company recorded a loss provision for a contract with respect to which the Company determined the estimated future costs would exceed the estimated future revenues. The Company does not expect to eliminate this loss accrual as a result of its changes in accounting to a SAB 104 model because it continues to believe that the accrual for losses in this way is appropriate. The Company recognizes that SAB 104 does not provide for a loss provision to be recorded when the Company determines that future estimated costs exceed the future estimated revenues under a contract. It is for this reason that the Company believes that the change in accounting is a change from the application of paragraphs 3 and 4 of FTB 90-1 to SAB 104, because the Company’s complex transactions were not contemplated by the drafters of FTB 90-1, but that the other provisions of FTB 90-1, particularly paragraph 5, should continue to apply.

3.	The Company’s PBH contracts may provide for both scheduled overhaul of engines as well as other unscheduled maintenance events. Scheduled overhauls can be predicted with relative accuracy both as to frequency and timing. However, the frequency and timing of other unscheduled maintenance events is substantially more difficult to predict with respect to a given period. The Company has well-developed models that it uses to predict the frequency of maintenance events that may occur during the course of a particular contract based on the history of the engine fleet, the customer’s operating profile and industry knowledge. The Company intends to continue to use these models to allocate the total revenue to each individual output measure; i.e., the individual maintenance events. Each quarter, the Company will review its forecast of all future maintenance events and will re-allocate the remaining estimated revenue forecasted under the contract to the remaining estimated maintenance events that it anticipates will occur during the remainder of the contract term. Any changes in estimates will be recorded on a prospective basis.

March 1, 2007

     Please call me at (202) 637-2242 to discuss this letter.

Sincerely,
/s/ JOHN J. HUBER
John J. Huber
of LATHAM & WATKINS LLP

cc:	Brad Bertouille, Standard Aero Holdings, Inc. Doug Tanner, PricewaterhouseCoopers LLP Suzanne Hubbard, PricewaterhouseCoopers LLP